SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 2 ) 1
                                            ---


                           Senesco Technologies, Inc.
                           --------------------------
                                (Name of Issuer)


                           Common Stock, $.01 par value
                           ----------------------------
                         (Title of Class of Securities)


                                   817208 40 8
                                   -----------
                                 (CUSIP Number)


Joel Brooks,  303 George Street, Suite  420,  New Brunswick,  New Jersey   08901
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                                 (732-296-8400)
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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1       The remainder of this  cover page shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    CUSIP No. 817208 40 8          13D                Page 2 of 6 Pages
             ------------                                 ---  ---
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Umbrella Project, L.L.C.
       -------------------------------      -----------
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|_|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS *       WC, PF

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2 (e)                                              |_|

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             New Jersey, U.S.A.
             ------------------
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   NUMBER OF      7  SOLE VOTING POWER              771,089 (See Item 5)
                                                  ---------
     SHARES      ------------------------------------------------------------

  BENEFICIALLY    8  SHARED VOTING POWER            N/A

    OWNED BY     ------------------------------------------------------------

      EACH        9  SOLE DISPOSITIVE POWER         771,089 (See Item 5)
                                                  ---------
   REPORTING     ------------------------------------------------------------

  PERSON WITH    10  SHARED DISPOSITIVE POWER       N/A

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            771,089 ( See Item 5)
            -------
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                |_|

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              7.72%
                                                                  -----------
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  14   TYPE OF REPORTING PERSON*                                      PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 ITEM 1.  SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is common stock, $.01 par value (the "Common Stock"), of Senesco Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

 ITEM 2.  IDENTITY AND BACKGROUND.

          This Statement on Schedule 13D is being filed by The Umbrella Project, L.L.C., a New Jersey limited liability company ("Umbrella"). The address of Umbrella's principal place of business and principal office is 95 Old Dutch Road, Far Hills, New Jersey 07931. Umbrella's principal business is a holding company which invests in a variety of business entities conducting various activities. Umbrella's sole member is Phillip O. Escaravage. Mr. Escaravage is a citizen of Canada but a resident alien of the United States.

          During the last five years, neither Umbrella nor Mr. Escaravage has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and Umbrella or Mr. Escaravage was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On October 9, 1998, Senesco, Inc., a New Jersey corporation ("Senesco"), Nava Leisure USA, Inc., an Idaho corporation ("Nava"), Nava Leisure Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of Nava ("NAC"), and the Principal Stockholders (as defined therein), entered into an Agreement and Plan of Merger, providing for the merger of NAC with and into Senesco, and the issuance to the shareholders of Senesco one newly issued share of Common Stock of Nava for each share of Common Stock of Senesco whereby the shareholders of Senesco acquired a majority of the issued and outstanding shares of Common Stock of Nava (the "Merger"). The Merger was consummated on January 22, 1999, the date upon which the Certificate of Merger filed with the Secretary of State of the State of New Jersey was declared effective. Upon the consummation of the Merger, Senesco was the surviving corporation and remained a subsidiary of Nava which changed its name to Senesco Technologies, Inc., an Idaho corporation ("STI").

          Umbrella was a shareholder of Senesco and beneficially owned 933,476 shares of Common Stock of Senesco. As a result of the Merger, on January 22, 1999, Umbrella received 933,476 shares of Common Stock of STI (formerly Nava), consisting of 34.57% of the 2,700,008 shares of STI Common Stock issued and outstanding.

          On September 7, 1999, STI granted to Mr. Escaravage options to purchase 40,000 shares of STI's Common Stock, on a post stock split adjusted basis (as described below), at an exercise price equal to $3.85 per share. Mr. Escaravage received such options as consideration for his services as a Director of STI. All such options are currently vested.

          On September 29, 1999, STI declared a two-for-one forward stock split of its issued and outstanding Common Stock and, as a result, Umbrella's holdings of STI Common Stock increased to 1,866,952 shares.

          On September 30, 1999, STI merged with and into the Company, for the sole purpose of reincorporating the corporation from the State of Idaho to the State of Delaware.

 ITEM 4.  PURPOSE OF TRANSACTION.

          Mr. Escaravage is the founder of Senesco and a former director and executive officer of the Company. The original acquisition of the shares of the Company's Common Stock reported herein was made to acquire a voting interest in the Company and an equity investment interest in the Company in connection with the Merger on January 22, 1999 (as described above). Since January 22, 1999, Mr. Escaravage and Umbrella have disposed of shares of the Company's Common Stock as outlined below.

                                Page 3 of 6 Pages

          On January 18, 2000, Umbrella sold 61,224 shares of the Company's Common Stock to an unrelated third party pursuant to a private resale agreement.

          Pursuant to a Common Stock Purchase Agreement by and between the Company and Umbrella, dated as of January 31, 2000, Umbrella purchased 34,737 shares of the Company's restricted Common Stock for an aggregate purchase price of $100,000, using its working capital.

          On July 5, 2001, Umbrella transferred by gift 40,000 shares of the Company's Common Stock for no consideration to a trust in which neither Umbrella nor Mr. Escaravage claims beneficial ownership. Also on July 5, 2001, Umbrella sold 33,126 shares of the Company's Common Stock pursuant to a private resale agreement and Umbrella transferred 166,250 shares of the Company's Common Stock as consideration for various business transactions.

          On July 31, 2001, Umbrella sold 400,000 shares to an unrelated third party pursuant to a private resale agreement.

          On October 1, 2001, Umbrella transferred by gift 30,000 shares of the Company's Common Stock for no consideration to an individual.

          On December 1, 2001, Mr. Escaravage was granted options to purchase 40,000 shares of the Company's Common Stock pursuant to the Company's 1998 Stock Incentive Plan, as amended, at an exercise price of $2.26 per share, for his services performed as a director of the Company. One-half (1/2) of such options vested on December 1, 2001 and one-half (1/2) of such options will vest on December 1, 2002.

          On December 5, 2001, Umbrella sold 400,000 shares of the Company's Common Stock to an unrelated third party pursuant to a private resale agreement.

          Umbrella and/or Mr. Escaravage may from time to time, depending upon market conditions, the state of affairs of the Company and other factors, acquire additional shares of Common Stock of the Company, subject to applicable laws and to the availability of shares at prices deemed favorable. Alternatively, Umbrella and/or Mr. Escaravage may dispose of shares of the Company's Common Stock. Umbrella and/or Mr. Escaravage will continue to consider their respective equity interests in the Company and they reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in light of future circumstances.

          Except as set forth above, neither Umbrella nor Mr. Escaravage have any present plans or intentions which would result in or relate to any of the following:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Company;

          (c)  A sale or transfer of a material amount of assets of the Company;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g)  Changes  in  the  Company's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                                Page 4 of 6 Pages

          (j)  Any action similar to any of those enumerated above.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) Umbrella is the beneficial owner and record holder of 771,089 shares of the Company's Common Stock. Umbrella disclaims any beneficial interest in the options to purchase shares of the Company's Common Stock held by Mr. Escaravage. Umbrella's 771,089 shares of Common Stock represents 7.72% of the issued and outstanding shares of Common Stock of the Company, based on 9,987,187 shares issued and outstanding as of December 31, 2001. Mr. Escaravage is the beneficial owner of options to purchase 60,000 shares of the Company's Common Stock that are exercisable within 60 days. The options to purchase 60,000 shares of the Company's common stock held by Mr. Escaravage represent less than 1% of the issued and outstanding shares of Common Stock of the Company, based on 9,987,187 shares issued and outstanding as of December 31, 2001.

          (b) Umbrella has the sole power to vote and the sole power to dispose of 771,089 shares of the Company's Common Stock held solely by it. Mr. Escaravage has the sole power to vote and the sole power to dispose of and options to purchase 60,000 shares of the Company's Common Stock held solely by him.

          (c) During 2001, the percentage of the issued and outstanding Common Stock of the Company beneficially owned by Umbrella was materially reduced due to (i) its gift and transfer of 40,000 shares of the Company's Common Stock in July 2001, (ii) its sale and transfer of 599,376 shares of the Company's Common Stock to unrelated third parties in July 2001, (iii) its gift and transfer of 30,000 shares of the Company's Common Stock in October 2001,
               (iv) its sale and transfer of 400,000 shares of the Company's Common Stock to an unrelated third party in December 2001, and
               (v) the Company's private placements of 1,142,858 and 665,714 shares of restricted Common Stock in December 2001.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.

 ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
          ISSUER.

          There is no contract, arrangement, understanding or relationship (legal or otherwise) between Umbrella and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          None.


                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       The Umbrella Project, L.L.C. (Stockholder)


February 13, 2002      By: /s/ Phillip O. Escaravage
                          ------------------------------------------------------
                          Phillip O. Escaravage, Sole Member and Managing Member


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).






                                Page 6 of 6 Pages